June 18, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Group, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2008 File No. 000-50990
Dear Mr. Rosenberg:
On behalf of Tower Group, Inc. (the “Company” or the “Issuer”), we are providing this letter to you in response to your letter, dated June 4, 2008, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “first quarter 2008 10-Q.”)
In regards to your specific questions, we have set forth the Staff’s comments below followed by the Company’s responses.
Form 10-Q for the quarterly period ended March 31, 2008
Cash Flow Statement
1.	Tell us the nature of the cash flows of $12,445,000 captioned “other” in the cash flow statement for March 31, 2008 and why this amount was not described more fully in the statement or in MD&A. Explain the change in the amount of this line item from 2007 to 2008.
Management’s Response:
This caption is meant to aggregate all items deemed to be below disclosure thresholds individually and in the aggregate related to amounts that comprise net cash flows provided by (used in) operations. Following is an analysis of the major components compared to the same period in 2007:

	Three Months Ended
	March 31,
($ in thousands)	2008	2007	Change

Receivable for securities	$8,755	$—	$8,755
Assumed premiums receivable	(804)	(3,164)	2,360
Ceding commission receivable	3,852	(198)	4,050
Other, net	642	325	317

Other, as reported	$12,445	$(3,037)	$15,482

Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

In reviewing this supporting analysis for the cash flow statement, a computational mistake was identified. “Other” in Net Cash Provided by Operations should be reduced by $8,755,000 and “Sale or maturity – fixed-maturity securities” in “Net cash provided by (used in) investing activities” should be increased by the same amount.
The error was caused when the Company identified the cash flow impact associated with the significant increase in the caption “receivable for securities.” At December 31, 2007, this amount was $8,755,000 and was included in the balance sheet caption “other assets.” At March 31, 2008, the receivable amount was $68,312,000. An explanation of this increase was provided in the first quarter 10-Q in Note 6, page 10,
“In the last week of March 2008, the Company sold various fixed-maturity securities which were not settled until the first week of April affecting the investment balance at March 31, 2008. The receivable for securities at March 31, 2008 was $68.3 million resulting from the sale of fixed-maturity securities just prior to the end of the quarter.”
Given the significant increase in this caption, the Company decided to breakout “receivable for securities” separately on the balance sheet, right below the cash and cash equivalents line. In preparing the statement of cash flows the gross amount of the receivable, $68,312,000 was used, instead of the change in this caption of $59,557,000 ($68,312,000 — $8,755,000) which gives rise to the computational mistake.
The effect of this reclassification on the “other” caption in the statement of cash flows would be, as follows:

	Three Months Ended
	March 31,
($ in thousands)	2008	2007

Other, as reported	$12,445	$(3,037)
Less: reclassification of receivable for securities	(8,755)	—

Other, as restated	$3,690	$(3,037)

In management’s opinion, the restated amount for “other” in the statement of cash flows compared to the same period in the prior year does not require any further explanation.
After reflecting the reclassification described above, the totals for each section of the cash flow statement would change as follows (000’s):

	Reported	Corrected
Net cash flows provided by operations	$23,200	$14,445
Net cash flow proved by (used in) investing activities	($6,383)	$2,372
Management has considered how to handle this mistake including whether investors would be misled by the reported information. Cash flow provided by operations, as reported, has ranged from $9.6 million to $27.8 million in the last five reported quarters, as follows (000’s):
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

Q1 2007	$20,250
Q2 2007	9,629
Q3 2007	18,297
Q4 2007	27,752

Q1 2008 (Reported)	23,200
Q1 2008 (Corrected)	14,445
Both amounts (Reported/Corrected) for the first quarter of 2008 fall within the range of the previous four quarters. Another factor management considered is how close to the end of the current reporting quarter the Company is and whether restating the first quarter at this time would affect investor decisions.
Accordingly, the Company believes correcting for this mistake in the second quarter statement of cash flows with attendant disclosures is an appropriate approach.
Management has discussed the contents of this response letter with the Company’s Audit Committee and Johnson Lambert & Co. LLP, the Company’s independent registered public accounting firm, and both the Audit Committee and Johnson Lambert & Co. LLP concur with management’s conclusions regarding the prospective correction of the error discussed in answer to question No. 1 above.
Note 6 – Investments, page 9
2.	Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).
Management’s Response
At March 31, 2008, $98.2 million of the Company’s municipal bonds, at fair value, were guaranteed by third parties out of a total of $529.6 million, at fair value, of fixed-maturity securities held by the Company. The amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee are as follows:

	March 31, 2008
	With	Without
($ in thousands)	Guarantee	Guarantee

AAA	$59,109	$2,028
AA	29,990	52,086
A	5,607	32,122
BBB	3,519	1,522
N/A	—	10,467

Total	$98,225	$98,225

Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

The Company does not have any direct exposure to guarantors, and its indirect exposure by guarantor is, as follows:

	Guaranteed	Percent
($ in thousands)	Amount	of Total

Financial Security Assurance	$30,524	31%
MBIA Inc.	29,480	30%
Ambac Financial Corp.	18,749	19%
FGIC Corp.	17,172	17%
Others	2,300	2%

	$98,225	100%

The Company is providing the above information in response to question No. 2. As discussed by telephone with Ms. Ino on June 16, 2008, the Company will not amend its Form 10-Q filed for March 31, 2008, but will enhance its Form 10-Q and 10-K disclosure in the future, commencing June 30, 2008 by providing information comparable to that set forth above.
Management has discussed the issues addressed in question No. 2 with the Company’s Audit Committee and they concur with management’s views expressed herein.
In providing you with this response, we wish to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we recognize that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact me at (212) 655-2146.
Sincerely,
/s/ Francis M. Colalucci

Francis M. Colalucci
Senior Vice President, Chief Financial Officer and Treasurer
cc: M.H. Lee
      Kei Ino, Staff Accountant
      Lisa Vanjoske, Assistant Chief Accountant
Tower Insurance Company of New York • Tower National Insurance Company • Tower Risk Management Corp.
Preserver Insurance Company • Mountain Valley Indemnity Company • North East Insurance Company
120 Broadway • 31st Floor • New York, NY • 10271-1699 • 212. 655.2000 • Fax 212.655.2199 • www.twrgrp.com

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